SO
11-30-04

SECU 04014290 MISSION
Washington, D.C. 20549

AM 11-30-2004

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
NOV 2 6 2004
526

SEC FILE NUMBER
8- 16846

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Research & Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Front Street
(No. and Street)

Marion	Massachusetts	02738
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Benoit & McArdle, CPAs
(Name – *if individual, state last, first, middle name*)

163 Front Street	Marion	Massachusetts	02738
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Strand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Research & Management Company, as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Eric H. Strand
Signature

President
Title

Nancy H. Benoit
Notary Public
My Commission Expires May 19, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Research & Management Co.

Financial Statements

September 30, 2004

Pursuant to Securities and Exchange Commission

Rule 17a-5

Focus Annual Report

DAVIS, BENOIT & McARDLE
CERTIFIED PUBLIC ACCOUNTANTS
163 FRONT STREET
POST OFFICE BOX 1037
MARION, MA 02738

American Research & Management Co.

Table of Contents

DAVIS, BENOIT & MCARDLE
Certified Public Accountants

Everett M. Davis, CPA, *Retired*
James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

163 Front Street ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

Independent Auditor's Report

Board of Directors
American Research & Management Co.
Marion, Massachusetts

We have audited the accompanying statements of financial condition of American Research & Management Co. (a Delaware Corporation) as of September 30, 2004 and 2003 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Research & Management Co. at September 30, 2004 and 2003 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Davis, Benoit & McArdle

Davis, Benoit & McArdle
Certified Public Accountants

Marion, Massachusetts
November 2, 2004

American Research & Management Co.

Statements of Financial Condition

September 30, 2004 and 2003

	2004	2003
Assets		
Cash	$214,734	$184,899
Cash and securities on deposit subject to federal and other regulations	120,000	120,000
Deposits with clearing organizations - securities with a market value of $66,935 in 2004 and securities with a market value of $66,544 in 2003	66,935	66,544
Short-term investments, at cost which approximates market	200,000	200,000
Other investments not readily marketable, at cost	3,300	3,300
Office furniture, equipment and leasehold improvements net of accumulated depreciation and amortization, $139,161 in 2004 and $121,496 in 2003	35,755	15,792
Prepaid income taxes	283	-
Prepaid expenses	4,275	-
Other receivables	2,867	-
Total Assets	$648,149	$590,535
Liabilities and Stockholders' Equity		
Liabilities		
Customer credit balances	$ 9,498	$ 8,840
Related party credit balances	46,097	25,298
Total Credit Balances	55,595	34,138
Income taxes payable	-	2,510
Deferred income taxes	11,045	3,850
Accounts payable and accrued expenses	1,121	1,202
Accrued profit sharing contribution	149,424	137,843
Total Liabilities	217,185	179,543
Subordinated Liabilities		
Liabilities subordinated to claims of general creditors	180,000	180,000
Stockholders' Equity		
Capital stock, $1 par value, 5,000 shares authorized, 200 shares issued and outstanding	200	200
Additional paid-in capital	49,800	49,800
Retained earnings	200,964	180,992
Total Stockholders' Equity	250,964	230,992
Total Liabilities and Stockholders' Equity	$648,149	$590,535

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statements of Income

For the Years Ended September 30, 2004 and 2003

	2004	2003
Revenue		
Investment management fees - customers	$1,719,850	$1,464,067
- related parties	21,466	26,232
Brokerage commissions	91,190	117,039
Investment income	3,311	4,394
Total Revenue	1,835,817	1,611,732
Operating Expenses		
Salaries – officers	919,588	797,000
Salaries – administrative	196,159	197,704
Payroll taxes	52,043	50,049
Employment benefits	250,884	221,684
Custody and clearance charges	75,984	82,874
Data processing	23,776	13,071
Depreciation	17,665	14,712
Dues and subscriptions	19,704	20,256
Professional fees	48,234	9,001
Office supplies and expenses	36,289	19,545
Registration fees	10,098	20,449
Rent	77,276	75,024
Interest expense	14,400	14,400
Telephone	13,523	15,216
Utilities	6,699	7,937
Travel and entertainment	3,248	1,373
Insurance	7,605	7,565
Outside services	8,462	6,859
Repairs and maintenance	4,060	1,230
Miscellaneous	2,435	2,365
Total Operating Expenses	1,788,132	1,578,314
Operating Income Before Income Taxes	47,685	33,418
Provision for Income Taxes		
Current expense	20,518	20,610
Deferred benefit	7,195	(2,934)
Total Income Taxes	27,713	17,676
Net Income	$ 19,972	$ 15,742
Earnings per share of common stock	$ 99.86	$ 78.71
Weighted average shares outstanding	200	200

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Changes in Stockholders' Equity

For the Years Ended September 30, 2004 and 2003

	Common Stock Number of Shares	Common Stock Amount	Additional paid in Capital	Retained Earnings
Balance, September 30, 2002	200	$200	$49,800	$165,250
Net income for the year	—	—	—	15,742
Balance, September 30, 2003	200	200	49,800	180,992
Net income for the year	—	—	—	19,972
Balance, September 30, 2004	200	$200	$49,800	$200,964

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statement of Changes in Liabilities Subordinated
to Claims of General Creditors

For the Years Ended September 30, 2004 and 2003

Subordinated Liabilities at October 1, 2002	$180,000
Increases and decreases	-
Subordinated Liabilities at September 30, 2003	180,000
Increases and decreases	-
Subordinated Liabilities at September 30, 2004	$180,000

The accompanying notes are an integral part of these financial statements.

American Research & Management Co.

Statements of Cash Flows

For the Years Ended September 30, 2004 and 2003

	2004	2003
Cash Flows from Operating Activities		
Net Income	$ 19,972	$ 15,742
Adjustments to reconcile net income or loss to net cash provided by operating activities		
Depreciation	17,665	14,712
Deferred income tax (benefit)	7,195	(2,934)
Change in assets and liabilities		
(Increase) Decrease in cash and securities held with clearing organizations	(391)	(516)
(Increase) decrease in receivables	(2,867)	-
(Increase) Decrease in prepaid expenses	(4,558)	8,276
Increase (Decrease) in customer credit balances	658	(8,048)
Increase (Decrease) in related party credit balances	20,799	25,114
Increase (Decrease) in income taxes payable	(2,510)	(905)
Increase (Decrease) in accounts payable and accrued expenses	(81)	(8)
Increase (Decrease) in accrued profit sharing contribution	11,581	6,141
Total Adjustments	47,491	41,832
Net Cash Provided by Operating Activities	67,463	57,574
Cash Flows from Investing Activities		
Purchase of equipment and leasehold improvements	(37,628)	(5,254)
Net Cash (Used by) Investing Activities	(37,628)	(5,254)
Increase in Cash	29,835	52,320
Cash at Beginning of Year	184,899	132,579
Cash at End of Year	$214,734	$184,899
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for:		
Interest (none of which is capitalized)	$ 14,400	$ 14,400
Income taxes	23,311	21,515

The accompanying notes are an integral part of these financial statements.

Note A - Summary of Significant Accounting Policies

American Research & Management Company, a Delaware Corporation, is registered as an investment advisor and broker. The Company is engaged primarily in investment advisory, custody and brokerage services. These services are specifically designed to provide the elements of integrated investment management.

1. Office Furniture, Equipment and Leasehold Improvements

   Office furniture and equipment are stated at cost. Depreciation is provided on the straight-line method and the modified accelerated cost recovery system method based upon the estimated useful life of the assets which is two to seven years.

   Leasehold improvements are stated at cost. Amortization is provided on the modified accelerated cost recovery system method based upon the estimated useful life of the assets which is 31.5 years.

   Depreciation expense was $17,665 and $14,712 for the years ended September 30, 2004 and 2003, respectively.

2. Statement of Cash Flows

   For purposes of the statement of cash flows, the Corporation considers only unrestricted demand deposits to be cash.

3. Income Taxes

   The Corporation provides for deferred taxes on temporary differences arising from assets and liabilities whose bases are different for financial reporting and federal income tax purposes. The differences relate primarily to depreciable assets.

4. Advertising

   The Company expenses all non-direct response advertising as incurred.

5. Use of Estimates in Preparation of Financial Statements

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of

5. Use of Estimates in Preparation of Financial Statements (Continued)

contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Note B - Cash and Securities on Deposit Subject to Federal and Other Regulations

At September 30, 2004 and September 30, 2003 cash in the amount of $120,000 each year, was restricted as to use and segregated in a special reserve bank account under rule 15c3-3 of the Securities and Exchange Commission. The amount each year is for the benefit of customers and related parties whose credit balance amounts were $55,595 and $34,138 at September 30, 2004 and September 30, 2003, respectively.

Note C - Net Capital Requirements

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2004, the Corporation had net capital of $393,964 which was $143,964 in excess of its required net capital of $250,000. The net capital ratio of the Corporation was .52 to 1.0. At September 30, 2003 the Corporation had net capital of $389,919 which was $139,919 in excess of its required net capital of $250,000. The net capital ratio of the Corporation was .45 to 1.0.

Note D - Profit Sharing Plan

The Corporation has a voluntary, noncontributory profit sharing plan covering substantially all of its employees. Contributions to the plan are determined each plan year at the discretion of the Board of Directors. For the years ended September 30, 2004 and 2003, the Profit Sharing Plan contribution and expense was $149,424 and 137,843, respectively.

Note E - Operating Lease Commitments

The Corporation leases its office space under a 5 year operating lease expiring on March 31, 2005. After that date the Company will lease its office space as a tenant at will until such time as a new lease agreement is executed.

Rental expense under the operating lease for the years ended September 30, 2004 and 2003 was $77,276 and $75,024 respectively.

The minimum rental commitment under the operating lease is as follows:

from September 30, 2004 to March 31, 2005	$39,402

Note F - Income Taxes

The net deferred tax liability in the accompanying statements of financial condition includes the following amounts:

	2004	2003
Deferred tax liability	$11,045	$3,850

The deferred tax liability results from the use of accelerated depreciation of property and equipment.

The components of income tax expense from continuing operations at September 30, 2004 and 2003 were:

	2004	2003
Current		
Federal	$14,984	$15,101
State	5,534	5,509
	$20,518	$20,610
Deferred Tax (Benefit)		
Federal	$ 7,195	$(2,934)

The provision for federal income tax was determined as follows:

	2004	2003
Net income per books	$19,972	$15,742
Adjustments:		
Provision for federal income tax	14,984	15,101
Deferred income tax	7,195	(2,934)
Officer life insurance premiums	21,190	6,768
Depreciation adjustment for tax purposes	(20,555)	8,383
Unallowed meals	24	87
Taxable Income	42,810	43,147
Tax at Statutory Rates	$14,984	$15,101

Note G - Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at September 30, 2004 are listed below

Subordinated note at 8%, due December 15, 2005	$180,000

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers and thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note H - Related Party Transactions

The Corporation leases office space from a Partnership in which the stockholders of American Research & Management Co. are the general partners. As described in Note E, the lease will expire on June 15, 2005. Office lease payments to a related party for the years ended September 30, 2004 and 2003 were $77,276 and $75,024, respectively.

Credit balances for the benefit of related parties were $46,097 and $25,298 for the years ended September 30, 2004 and 2003, respectively.

Investment management fees charged to immediate family members and included in income for the years ended September 30, 2004 and 2003 were $21,466 and $26,232, respectively.

As described in Note G, the note is subordinated to the claims of general creditors. Interest on the notes at 8% totaling $14,400 was paid to stockholders for the years ended September 30, 2004 and 2003, respectively.

Note I - Concentrations of Credit Risk

The Corporation maintains its cash balances in one financial institution located in Boston, Massachusetts. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At September 30, 2004 and 2003 the Corporation's uninsured cash balances totaled $675,974 and $273,085, respectively.

Note J – Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments (all of which are held for nontrading purposes) are as follows:

	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash	$ 21,734	$214,734	$184,899	$184,899
Cash and securities on deposit subject to federal and other regulations	120,000	120,000	120,000	120,000
Deposits with clearing organizations: Money fund	66,935	66,935	66,544	66,544
Short term investments	200,000	200,000	200,000	200,000
Other investments	3,300	3,300	3,300	3,300

The carrying amount is the fair value for cash. For securities, fair values are estimates based on quoted market prices.

DAVIS, BENOIT & MCARDLE
Certified Public Accountants

Everett M. Davis, CPA, *Retired*
James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

163 Front Street ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
American Research & Management Co.
Marion, Massachusetts

We have audited the accompanying financial statements of American Research & Management Co. (a Delaware Corporation) as of and for the year ended September 30, 2004, and have issued our report thereon dated November 2, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis, Benoit & McArdle
Davis, Benoit & McArdle
Certified Public Accountants

Marion, Massachusetts
November 2, 2004

Schedule I

American Research & Management Co.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of September 30, 2004

Net Capital	
Stockholders' equity	$250,964
Additions	
A) Liabilities subordinated to claims of general creditors allowable in computation of net capital	180,000
B) Other allowable credits - deferred tax liability	11,045
	442,009
Deductions	
Non Allowable Assets	
Investments	(3,300)
Other receivable	(2,868)
Prepaid income tax	(283)
Furniture, equipment and leasehold improvements	(35,755)
Net Capital before Haircuts on Securities Positions	399,803
Haircuts on Securities	5,839
Net Capital	$393,964

Aggregate Indebtedness	
Payable to customers and related parties	$ 55,595
Accounts payable and accrued expenses	150,545
Total Aggregate Indebtedness	$206,140
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness or $250,000, whichever is greater)	$250,000
Excess net capital @ 1,000%	$373,350
Ratio ÷ Aggregate indebtedness to net capital	.52 to 1

Schedule I (Continued)

American Research & Management Co.

Reconciliation of Aggregate Indebtedness and
Net Capital between FOCUS Part IIA and
Audited Financial Statements

As of September 30, 2004

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of September 30, 2004)

	Aggregate Indebtedness	Net Capital
As Stated in FOCUS Part II (Unaudited)	$209,915	$394,039
Audit Adjustment:		
Deferred tax	(3,850)	-
Current tax	75	(75)
As Adjusted per Previous Page	$206,140	$393,964

Schedule II

American Research & Management Co.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of September 30, 2004

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ 55,595
Total Credit Items	55,595
Debit Balances	-
Reserve Computation	
Excess of total credits over total debits	$ 55,595
Required deposit	$ 58,375
Amount on deposit in reserve bank account	$120,000

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2004

Excess total credits over total debits as reported in Company's Part II FOCUS Report	$ 55,595
Excess per this computation	$ 55,595

Schedule III

American Research & Management Co.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of September 30, 2004

As of September 30, 2004, the Corporation was in control of certain customer securities. The State Street Bank and Trust Company, who acts as custodian for these securities, acknowledges that the delivery to customers of securities held by the custodian will not require the payment of money or value and that the securities in its custody or control are not subject to any right, charge, security interest, lien or claim of any kind in favor of the bank or any person claiming by, through or under it.

DAVIS, BENOIT & MCARDLE
Certified Public Accountants

Everett M. Davis, CPA, *Retired*
James N. Benoit, CPA
Joseph L. McArdle, Jr., CPA

163 Front Street ~ P.O. Box 1037
Marion, Massachusetts 02738
Phone: (508) 748-1611
Fax: (508) 748-2216

Independent Auditor's Report on Internal Control Required by SEC Rule 17-a-5

Board of Directors
American Research & Management Co.
Marion, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedules of American Research & Management Co. (a Delaware Corporation) for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Davis, Benoit & McArdle
Davis, Benoit & McArdle
Certified Public Accountants

Marion, Massachusetts
November 2, 2004